

February 25, 2013

Via E-mail
Cheok Va Lam
Chief Executive Officer
Macau Resources Group Limited
Galaxy Resort Hotel
Galaxy Macau
COTAI, Macau

>   **Re: Macau Resources Group Limited
>   Amendment No. 1 to Registration Statement on
>   Form F-4
>   Filed February 13, 2013
>   File No. 333-185939**

Dear Cheok Va Lam:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 26

Certain Material US Federal Income Tax Consequences, page 28

1.   The opinion filed in response to comment 1 of our letter dated January 25, 2013, indicates that the disclosure in this section constitutes counsel's opinion. Please revise this section to disclose the opinion and attribute the legal conclusion to counsel.

Information about Macau Resources, page 46

2.   We note your response to comment 3. Your Profit Interest Agreement refers specifically to the Junket Promotion Agreement dated May 17, 2011. Please clarify how the annual termination and renewal of the Junket Promoters agreement impacts, if at all, the

effectiveness of the Profit Interest Agreement.

3.   Here or in your MD&A, please confirm if the profit interests you would have been assigned, assuming the assignment agreement was in place, would equal the net income disclosed on page 64.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at 202-551-3694 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel